TIME WARNER INC.

Confirmation of Authority to Prepare, Sign and File Section 16
Reports and Related Documents


	The undersigned hereby confirms that each of PAUL T. CAPPUCCIO, BRENDA C. KARICKHOFF, JOHN K. MARTIN, JR.,
ROBERT KANE, ERIN GARBARINO and JULIE KIM is authorized and designated to prepare, sign and file on his/her behalf an application to the Securities and Exchange Commission for EDGAR codes and any and all Forms 3, 4 and 5 relating to equity securities of Time Warner Inc., a Delaware corporation (the "Company"), pursuant to the requirements of Section 16 of the Securities Exchange Act of 1934 ("Section 16"). This Confirmation of Authority shall be valid until the undersigned's reporting obligations under Section 16 with respect to equity securities of the Company shall cease or until the undersigned executes a Confirmation of Authority at a later date.

Dated: January 12, 2011
                                /s/ John K. Martin
				Printed Name: John K. Martin










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